INVEST IN **EPIC GLOBAL INNOVATIONS**

Alert. Rescue. Survive

Alert. Rescue. Survive



epiceraalert.com Seattle, WA



Highlights

1. Cut emergency response from 15 minutes to 4 seconds with GPS-verified fall detection.
2. Device generates instant alerts to team members, supervisors, and EMS simultaneously.
3. Engineering team includes Oracle/European Commission veteran Bogdan Oproescu
4. Targets the $12B global construction safety market—falls are 35% of all jobsite fatalities.
5. OSHA-compliant and insurer-preferred: positioned for regulatory adoption & safety mandates.
6. Patent-backed device + mobile platform transforming worker safety across all high-risk sectors.
7. Built for cross-industry use: maritime, aviation, construction, logistics, and more.



8. Strategic interest from 3M, GAF, Guardian Fall Protection, Owens Corning and insurance providers.

Featured Investor



Dougal Mackenzie
Syndicate Lead

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Invested $20,000



I am a carpenter by trade, proudest accomplishment is becoming a father of three beautiful kids and buying my house.

"Epic Global Innovations is addressing one of the most critical and persistent risks in the construction industry—fall-related injuries and fatalities. Their wearable safety technology represents a meaningful advancement in jobsite safety by combining real-time monitoring, rapid fall detection, and proactive risk mitigation. This solution has the potential to significantly reduce emergency response times, improve worker outcomes, and save our loved ones lives."

Team



Larry Epic CEO/President

Founder and CEO of Epic ERA, Larry leads the company's vision to revolutionize safety through technology. With a background in construction and innovation, he guides development, partnerships, and national deployment strategies.



Adam Staples Vice President

As VP of Epic ERA, Adam drives operations, strategy, and partnerships across industrial and government sectors, helping deploy real-time safety solutions that set new standards in compliance and digital protection.



Bogdan Oproescu Chief Technology Officer

CTO of Epic ERA, Bogdan leads platform architecture, sensor systems, and compliance tech. Formerly with Oracle and the European Commission, he brings global expertise in scalable safety innovation.



Jayce White Chief Marketing and Strategic Partnerships Officer

A veteran in construction and workplace safety, leveraging

his extensive industry experience to bridge the gap between safety protocols and innovative technology solutions.

Epic Global Innovation | Epic ERA

Epic ERA: Revolutionizing Safety, One Second at a Time

Every second matters when lives are on the line. In high-risk industries like construction, logistics, aviation, and maritime, a fall from height isn't just dangerous—it's often deadly. Traditional emergency response times can average 10 to 15 minutes, and by then, it's often too late.

Epic ERA is changing that forever.

What is Epic ERA?

Epic ERA is a fully automated fall detection and emergency response system designed to save lives in high-risk work environments. Our patented wearable device detects life-threatening events like falls, environmental hazards, and extreme temperatures, then instantly notifies coworkers, supervisors, and EMS within just **4 seconds**.

Our platform is more than a product—it's a life-saving system designed for a $12 billion industry that is legally mandated to protect its workers.

How It Works:

1. **Immediate Fall Detection:**
    - An ultra-sensitive accelerometer and gyroscope detect slips, trips, impacts, or sudden inactivity.
    - Built-in GPS pinpoints the worker's exact location, even in remote or hard-to-reach areas.
2. **Environmental Safety Monitoring:**
    - Temperature and humidity sensors detect heat stress risks or hypothermic conditions.
    - A barometric pressure sensor provides altitude awareness—crucial for working at heights or in confined spaces.
3. **Voice Activation + Sound Triggers:**

- Integrated MEMS microphone enables hands-free voice-command activation (e.g., "Help!").
- Detects loud impact noises to auto-trigger alerts without manual input.

4. **Global Connectivity:**

- Equipped with Wi-Fi, Bluetooth, and GSM cellular modules, ensuring alerts reach the right people—fast.
- Auto-syncs with our cloud platform, integrating seamlessly with **Google Drive, DocuSign**, and state safety databases.

5. **Real-Time, Cloud-Connected Dashboard:**

- Safety administrators can view incident logs, compliance reports, and safety calendars in real time.
- Customizable geofences provide site-specific monitoring, allowing instant alerts for dangerous zones.
- AI-driven analytics identify risk patterns, enabling proactive safety management.

Market Validation & Early Traction

Since launching, Epic ERA has generated strong interest from enterprise partners including **Boeing, Hormel Foods, Amazon Warehouse, Guardian Fall Protection, and 3M**. These are not cold leads—they're actively engaging in pilot discussions and have expressed interest in adopting the technology. This level of early traction demonstrates clear product-market fit and market demand.

Scalable Business Model:

Epic ERA's revenue model is designed for scalability and sustained profitability:

- **$499 MSRP per Device**: Direct-to-consumer and enterprise sales.
- **$349 Wholesale Pricing**: Discounted for B2B contracts to

encourage large-scale adoption.

- **$40/month SaaS Subscription per User:** Continuous software revenue for cloud storage, incident tracking, real-time alerts, and analytics.

This dual-revenue stream approach leverages both hardware sales and recurring SaaS subscriptions, ensuring predictable cash flow and ongoing customer engagement.

Meet the Team

Epic ERA is led by a team with unmatched expertise in safety technology, AI development, and enterprise scaling:

- **Larry Epic, President/CEO:** A safety tech inventor with decades of experience in workplace safety and regulatory compliance.

- **Adam Staples, Vice President:** A safety tech inventor with decades of experience in workplace safety and regulatory compliance.

- **Ains Prasad, Chief Technology Officer (CTO)** — Leads data and technology strategy, driving innovation, scalability, and digital transformation across all systems.

- **Jayce White, Chief Marketing and Safety Relations Officer:** A construction safety veteran with deep industry connections, ensuring Epic ERA's solutions align with real-world safety protocols and regulatory mandates.

Built to Scale & Integrate:

Epic ERA is production-ready with:

- **Patented Hardware Design:** Durable, field-tested, and ready for large-scale deployment.

- **AI-Integrated Software:** Predictive analytics to identify risk patterns and prevent future incidents.

- **Modular Architecture:** Ready for third-party sensor and app integrations to expand functionality.

- **Regulatory Compliance:** Comprehensive OSHA-compliant reporting infrastructure, minimizing liability for employers.

Why Now?

- **Construction falls remain the #1 cause of worker fatalities.**

- **OSHA fines for non-compliance can exceed $150,000 per incident.**

- **The global safety technology market is projected to reach $12 billion by 2027.**

Epic ERA is uniquely positioned to capitalize on this demand with a product that delivers unmatched response times and compliance-ready reporting in a single, cost-effective package.

Call to Action: Join the Mission

Epic ERA isn't just another safety device—it's a complete emergency response system that saves lives faster, smarter, and more effectively than anything else on the market.

We're raising funds to:

- **Manufacture at Scale:** Ramp up production to meet enterprise demand.

- **Expand Enterprise Onboarding:** Pilot with top-tier clients, then roll out across multiple industries.

- **Develop Safety Partnerships:** Integrate with industry leaders, safety databases, and government compliance systems.